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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A



                    INFORMATION TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)



                                 PHOTOLOFT, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   71-934 8104
                      (CUSIP Number of Class of Securities)

                             ----------------------


                          Intellect Capital Group, LLC
                            11111 Santa Monica Blvd.
                                    Suite 650
                              Los Angeles, CA 90025

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                  July 28, 2000
                          (Date of Event which Requires
                            Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.



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CUSIP No. 71-934 8104                13D/A                      Page 2 of 20


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. OR I.R.S. IDENTIFICATION NOs. OF ABOVE
     PERSONS (ENTITIES ONLY)

         Intellect Capital Group, LLC
         95-4749174
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 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP:                               (b)  /X/
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 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
         WC
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 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                             / /
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 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
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NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                40,214,023
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                   0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                   40,214,023
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                   0
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         40,214,023
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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                    / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         63%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------


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CUSIP No. 71-934 8104                13D/A                      Page 3 of 20


                        AMENDMENT NO. 1 TO SCHEDULE 13D

     This statement amends ("Amendment") the Schedule 13D filed by Intellect Capital Group, LLC, a Delaware limited liability company ("Reporting Person") with the Securities and Exchange Commission on June 19, 2000 ("Schedule 13D"), with respect to Reporting Person's beneficial ownership of shares of common stock, par value $0.001 per share ("Common Stock"), PhotoLoft, Inc. (formerly known as "PhotoLoft.com"), a Nevada corporation (the "Issuer"). All defined terms refer to terms defined herein and in the Schedule 13D. Notwithstanding this Amendment, the Schedule 13D speaks as of its filing date. The Schedule 13D is amended only to the extent set forth on the cover pages and below:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On June 8, 2000, the Reporting Person entered into a Stock Purchase Agreement dated as of April 18, 2000, by and between the Reporting Person and the Issuer (the "Agreement"), providing for the investment by the Reporting Person of $9,000 in exchange for 900 shares of Issuer's Series B Convertible Preferred Stock (the "Purchased Stock"). Pursuant to Article 2.2 of the Agreement and in accordance with the terms of the Series B Certificate of Designations, Rights and Preferences ("Certificate of Desginations"), the Purchased Stock was to be converted into a number of fully paid and nonassessable shares of the Company's Common Stock equal to fifty percent (50%) of the Company's Common Stock then outstanding following such conversion, on a fully diluted basis (i.e., taking into account all issued and outstanding Common Stock, the conversion of all other securities convertible into shares of Common Stock, the exercise of all warrants and options exercisable for shares of Common Stock and any commitments of the Company to issue or sell any Common Stock or securities convertible into shares of Common Stock and the exercise of such committed securities) (the "Conversion").

     The Certificate of Designations provided that the Conversion would automatically occur "thirty (30) days from the date hereof" (i.e., 30 days following the date on which the Certificate of Designations was filed); however, it was the mutual intent of the Company and the Purchaser that the Agreement and the Certificate of Designations be dated as of the same date and that the 30-day period would not begin until the Agreement had been executed. The Agreement was not executed by all parties until 22 days after the Certificate of Designations was filed with the Nevada Secretary of State. Accordingly, on July 28, 2000, pursuant to resolutions duly adopted by the Issuer's Board of Directors and by Reporting Person as the sole shareholder of the Purchased Securities, the Issuer filed a Certificate of Correction (the form of which is attached hereto as EXHIBIT 1) to conform the wording of the Certificate of Designations to the intent of the parties and the adopted resolutions.

     As reflected by the Certificate of Correction, the Conversion was to have occurred automatically on July 7, 2000 (the "Conversion Date"). For various reasons, including the Issuer's inability to fully convert the Purchased Stock into Common Stock due to an insufficient amount of authorized shares available for issuance, the full Conversion did not occur on that date. Had the full Conversion occurred on the Conversion Date, Reporting Person would have received 34,540,266 shares of Common Stock in exchange for the Purchased Stock, however only 27,914,023 shares were actually issued by Issuer out of its authorized shares available for issuance.

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CUSIP No. 71-934 8104                13D/A                      Page 4 of 20


     Pursuant to the terms of the May 22, 2000 side letter filed as Exhibit 6 to the Schedule 13D, Reporting Person was entitled to receive a total of $13,130,959 in penalty payments from the Issuer. On July 28, 2000, Issuer and Reporting Person executed a side letter (which is attached hereto as EXHIBIT
2), whereby, in consideration of Reporting Person waiving its rights to the $13,130,959 in penalty payments from the Issuer, and its rights to the 6,626,243 shares it would have received if Issuer had a sufficient amount of authorized shares available for issuance on the Conversion Date, Issuer agreed to issue to Reporting Person warrants to purchase 11,900,000 shares of the Company's Common Stock (the "Warrants"). The terms of the Warrants are as set forth in the Warrant Agreement attached hereto as EXHIBIT 3. In addition, Reporting Person is the beneficial owner of warrants to purchase 400,000 additional shares of the Issuer's common stock, which were previously purchased on March 24, 2000.

     As a result of the Conversion, Reporting Person received 27,914,023 shares of Issuer's Common Stock, in accordance with the terms of the July 28, 2000 side letter Reporting Person received warrants to purchase 11,900,000 shares of Issuer's Common Stock, and Reporting Person previously purchased warrants to purchase 400,000 shares of Issue's Common Stock. Accordingly, as determined pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, Reporting Person is deemed to have beneficial ownership of 40,214,023 shares of Issuer's Common Stock, which, based on the Issuer's common stock outstanding on July 28, 2000, as determined pursuant to Rule 13d-3(d)(1)(i), as determined pursuant to Rule 13d-3(d)(1)(i), is equal to 63% of Issuer's outstanding Common Stock.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         (a)-(j) The information set forth in Item 3 is hereby incorporated herein by reference.

         Except as set forth above, or as described below, the Reporting Person does not have any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, except that Terren S. Peizer, Chief Executive Officer of the Reporting Person has been appointed as Chairman of Issuer's Board of Directors and for so long as Reporting Person owns shares of Issuer's Preferred or Common Stock Reporting Person is entitled to have representatives on Issuer's board of directors, up to 20% of the board;

         (e) Any material changes in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

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CUSIP No. 71-934 8104                13D/A                      Page 5 of 20


         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)     Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) The number of shares of common stock anticipated to be covered by this report is 40,214,023, which constitutes, based on the number of shares of common stock outstanding on July 28, 2000, and as determined pursuant to Rule 13d-3(d)(1)(i) approximately 63% of Issuer's common stock.

         (c) Other than as set forth in Item 4 and this Item 5(a)-(b), to the best of the Reporting Person's knowledge as of the date hereof (i) neither the Reporting Person nor any subsidiary or affiliate of the Reporting Person nor any of the Reporting Person's executive officers or directors, beneficially owns any shares of Issuer's common stock, and (ii) there have been no transactions in the shares of Issuer's common stock effected during the past 60 days by the Reporting Person, nor to the best of the Reporting Person's knowledge, by any subsidiary or affiliate of the Reporting Person or any of the Reporting Person's executive officers or directors.

         (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common stock held by the Reporting Person.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth, or incorporated by reference, in the Schedule 13D filed on June 19, 2000 and in Items 3 through 5 hereof is hereby incorporated herein by reference.

     To the best of the Reporting Person's knowledge, except as described in the
Schedule 13D or this Amendment, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 of the Schedule 13D and between any such persons and any person with respect to any securities to the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit      Description

        1 Certificate of Correction to the Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of PhotoLoft, Inc.

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CUSIP No. 71-934 8104                13D/A                      Page 6 of 20


        2         Side Letter dated July 28 2000, between PhotoLoft.com, Inc.
                  and Intellect Capital Group, LLC

        3 Warrant Agreement dated July 28, 2000 by and between PhotoLoft.com, Inc. and Intellect Capital Group, LLC


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CUSIP No. 71-934 8104                13D/A                      Page 7 of 20


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.


                                            INTELLECT CAPITAL GROUP, LLC



                                            By:     /s/ Terren S. Peizer
                                                    ---------------------------
                                            Name:   Terren S. Peizer
                                            Title:  Chief Executive Officer


Dated:   July 28, 2000